AB
3/7

[redacted]

08028571

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-66367 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DAWSON JAMES SECURITIES, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

925 SOUTH FEDERAL HIGHWAY
(No. and Street)

| BOCA RATON | FL | 33232 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William A. Fox (561) 391-5555
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

| 5251 S. Quebec Street, Suite 200 | Greenwood Village | CO | 80111 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

PROCESSED
MAR 2 4 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 2 9 2008
Washington, DC
100

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, WILLIAM A. FOX, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DAWSON JAMES SECURITIES, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

C.F.O.

Title

THOMAS W. HANDS
MY COMMISSION # DD 719828
EXPIRES: November 16, 2011
Bonded Thru Budget Notary Services

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**DAWSON JAMES SECURITIES, INC.**

**REPORT PURSUANT TO RULE 17a-5(d)**

**YEAR ENDED DECEMBER 31, 2007**

**DAWSON JAMES SECURITIES, INC.**

**CONTENTS**

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

# INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Dawson James Securities, Inc.

We have audited the accompanying statement of financial condition of Dawson James Securities, Inc. as of December 31, 2007, and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dawson James Securities, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 15, 2008

## DAWSON JAMES SECURITIES, INC.

## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2007

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 2,060,324 |
| Due from clearing broker | | 656,043 |
| Securities owned, at market value | | 148,879 |
| Other receivables | | 581,700 |
| Furniture and equipment, net of accumulated depreciation of $54,349 | | 62,267 |
| Other assets | | 70,798 |
| | **$** | **3,580,011** |

### LIABILITIES AND SHAREHOLDERS' EQUITY

| | | |
|---|---|---|
| **LIABILITIES:** | | |
| Accounts payable and accrued expenses | $ | 333,799 |
| Commissions and salaries payable | | 361,677 |
| Due to clearing broker | | 190,964 |
| Due to parent | | 8,336 |
| ***Total liabilities*** | | 894,776 |
| **COMMITMENTS AND CONTINGENCIES** (Notes 3 and 5) | | |
| **SHAREHOLDERS' EQUITY** (Note 2): | | |
| Common stock, par value $.001 per share; 1,000 shares authorized; 600 shares issued and outstanding | | 1 |
| Additional paid-in capital | | 4,343,054 |
| Deficit | | (1,657,820) |
| ***Total shareholders' equity*** | | 2,685,235 |
| | **$** | **3,580,011** |

The accompanying notes are an integral part of this statement

DAWSON JAMES SECURITIES, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2007

| | | |
|---|---|---|
| **REVENUE:** | | |
| Commissions | $ | 8,078,269 |
| Trading gains and losses, net | | 35,057 |
| Other income | | 614,367 |
| ***Total revenue*** | | 8,727,693 |
| **EXPENSES:** | | |
| Commissions | | 4,106,307 |
| Salaries, benefits and payroll taxes | | 2,400,743 |
| General and administrative | | 574,755 |
| Regulatory, compliance and registration fees | | 130,747 |
| Occupancy and equipment costs | | 604,764 |
| Professional fees | | 568,723 |
| Clearing costs | | 289,313 |
| Communications | | 257,442 |
| Travel and entertainment | | 270,671 |
| ***Total expenses*** | | 9,203,465 |
| **NET LOSS BEFORE INCOME TAXES** | | (475,772) |
| Provision for income taxes (Note 4) | | - |
| **NET LOSS** | $ | (475,772) |

The accompanying notes are an integral part of this statement

DAWSON JAMES SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2007

| | Common Stock | | Additional Paid-In | |
|---|---|---|---|---|
| | Shares | Amount | Capital | Deficit |
| **BALANCES,** December 31, 2006 | 600 | $ 1 | $ 2,388,054 | $ (1,182,048) |
| Contribution of capital | - | - | 1,955,000 | - |
| Net loss | - | - | - | (475,772) |
| **BALANCES,** December 31, 2007 | **600** | **$ 1** | **$ 4,343,054** | **$ (1,657,820)** |

The accompanying notes are an integral part of this statement.

DAWSON JAMES SECURITIES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

| | |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | |
| Net loss | $ (475,772) |
| Adjustments to reconcile net loss to net cash used in operating activities: | |
| Depreciation | 22,557 |
| Increase in due from clearing broker | (60,763) |
| Increase in securities owned, at market value | (140,271) |
| Increase in other receivables | (280,974) |
| Decrease in other assets | 11,082 |
| Increase in accounts payable and accrued expenses | 194,109 |
| Decrease in commissions and salaries payable | (121,185) |
| Increase in due to clearing broker | 141,264 |
| Increase in due to parent | 8,336 |
| ***Net cash used in operating activities*** | (701,617) |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | |
| Purchase of fixed assets | (16,984) |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | |
| Contribution of capital | 1,955,000 |
| **NET INCREASE IN CASH AND CASH EQUIVALENTS** | 1,236,399 |
| **CASH AND CASH EQUIVALENTS,** at beginning of year | 823,925 |
| **CASH AND CASH EQUIVALENTS,** at end of year | **$ 2,060,324** |

The accompanying notes are an integral part of this statement.

## NOTES TO FINANCIAL STATEMENTS

### *NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

#### *Organization and Business*

Dawson James Securities, Inc. (the "Company") was incorporated on July 20, 2002 as a Delaware Corporation. The Company began operations as a securities broker-dealer registered with the Securities Exchange Commission in August 2004, and is a member of the Financial Industry Regulatory Authority. The Company deals mainly in equity securities. The Company is owned 70% by its parent.

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereto, including the preparation and distribution of customers' confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

#### *Securities Transactions*

Securities owned by the Company (substantially common stock) are recorded at market value and related changes in market value are reflected in income. The Company records securities transactions and related revenue and expenses on a trade date basis.

#### *Depreciation*

The Company provides for depreciation of furniture and equipment on the straight-line method based on the estimated lives of the assets ranging from three to five years.

#### *Income Taxes*

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

## *NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)*

### *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the accounting period. Actual results could differ from those estimates.

### *Cash and Cash Equivalents*

For purposes of the statement of cash flows, the Company considers money market funds to be cash equivalents.

## *NOTE 2 - NET CAPITAL REQUIREMENTS*

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2007, the Company had net capital and net capital requirements of $1,622,075 and $100,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.55 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

## *NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS*

The Company occupies office space which is leased by its parent. The Company is charged on a month to month basis for the entire amount of the rent. Total rent expense of $461,070 was charged to operations during the year ended December 31, 2007.

In addition, at December 31, 2007, the Company had an advance from its parent of $8,336. The advance is non-interest bearing and is due on demand.

## *NOTE 4 - INCOME TAXES*

The Company has approximately $1,658,000 of net operating losses expiring through 2027, which may be used to offset future taxable income. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

*NOTE 4 - INCOME TAXES (concluded)*

The Company has approximately $564,000 in deferred tax benefit relating to these net operating loss carry forwards, but realization of this benefit is uncertain at the present time and accordingly a valuation allowance in the same amount has been recorded.

Significant components of the Company's deferred tax liabilities and assets as of December 31, 2007 are as follows:

| | | |
|---|---|---|
| Deferred tax liabilities | $ | - |
| Deferred tax assets: | | |
| Net operating loss carry forward | $ | 564,000 |
| Valuation allowance for deferred tax assets | | (564,000) |
| | $ | - |

The valuation allowance increased approximately $162,000 for the year ending December 31, 2007.

*NOTE 5 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONTINGENCIES*

In the normal course of business, the Company's activities through its clearing broker involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In the Company's trading activities, the Company has purchased securities for its own account and may incur losses if the market value of the securities changes subsequent to December 31, 2007.

The Company has a deposit with and receivable from its clearing broker. If the clearing broker should cease business, these amounts could be subject to forfeiture. In addition, the Company has deposits in banks in excess of the FDIC insured amount of $100,000. At December 31, 2007, the Company had $1,960,324 in excess of this requirement and which is subject to loss should the bank cease operations.

The Company's financial instruments, including cash, deposit with and receivable from clearing broker, other assets, payables and other liabilities are carried at amounts that approximate fair value due to the short term nature of those instruments. Securities owned by the company are valued at market value using quoted market prices.

SUPPLEMENTARY INFORMATION

## DAWSON JAMES SECURITIES, INC.

## COMPUTATION OF NET CAPITAL
## PURSUANT TO NET CAPITAL RULE 15c3-1
## DECEMBER 31, 2007

| | | |
|---|---|---|
| **CREDIT:** | | |
| Shareholders' equity | $ | 2,685,235 |
| **DEBITS:** | | |
| Nonallowable assets: | | |
| Other receivables | | 581,700 |
| Due from other brokers | | 326,600 |
| Furniture and equipment, net | | 62,267 |
| Other assets | | 70,798 |
| ***Total debits*** | | 1,041,365 |
| ***Net capital before haircuts on securities positions*** | | 1,643,870 |
| Haircuts on securities positions | | 22,332 |
| **NET CAPITAL** | | 1,621,538 |
| Minimum requirements of 6 2/3% of aggregate indebtedness of $894,776 or $100,000, whichever is greater | | 100,000 |
| ***Excess net capital*** | **$** | **1,521,538** |
| **AGGREGATE INDEBTEDNESS:** | | |
| Accounts payable and accrued expenses | $ | 333,799 |
| Commissions and salaries payable | | 361,677 |
| Due to clearing broker | | 190,964 |
| Due to parent | | 8,336 |
| **TOTAL AGGREGATE INDEBTEDNESS** | **$** | **894,776** |
| **RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL** | | **0.55 to 1** |

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 as of December 31, 2007.

See the accompanying Independent Auditors' Report.

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

## INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors of
Dawson James Securities, Inc.

In planning and performing our audit of the financial statements and supplementary information of Dawson James Securities, Inc. (the "Company") for the year ended December 31, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Dawson James Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Dawson James Securities, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

In addition, our review indicated that Dawson James Securities, Inc. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2007, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 15, 2008

END